ANNUAL INFORMATION FORM

of

NEW GOLD INC.

(formerly DRC Resources Corporation)

Suite 601 – 595 Howe Street

Vancouver, BC

V6C 2T5

March 24, 2006

(for the year ended December 31, 2005)

ITEM 1: PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form are the Audited Consolidated Financial Statements of New Gold for the year ended December 31, 2005 and the Management Discussion and Analysis of New Gold for the year ended December 31, 2005, all such documents being filed on the SEDAR website located at www.sedar.com.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of December 31, 2005 unless otherwise indicated.

Forward Looking Statements and Cautionary Notices

This Annual Information Form including the Company’s consolidated financial statements for the year ended December 31, 2005 and the accompanying Management Discussion and Analysis and the Afton Report and Scoping Study referenced in this Annual Information Form include certain “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under the heading “Risk Factors” in this Annual Information Form. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Feasibility Study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton Project within the timetable to be established in a positive feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The financial information in this Annual Information Form is taken from the Company’s audited consolidated financial statements for the year ended December 31, 2005. Readers are cautioned to refer to such financial statements for complete information, as the information in this Annual Information Form has been selectively drawn from the financial statements and is not complete.

The Scoping Study is preliminary in nature as it is based in part upon inferred resources. As required under National Instrument 43-101, the reader is cautioned that these resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that any of the results predicted in the Scoping Study will be realized. The inferred resources considered in the Scoping Study were estimated according to the requirements of National Instrument 43-101 under the supervision of Behre Dolbear; who are independent of New Gold. Details of these estimates, a description of the calculation methods employed and a description of New Gold’s assaying and analytical techniques and methodology are set out in the text of the Scoping Study, which may be found in New Gold’s filings at www.sedar.com. The estimates in the Scoping Study are based on the assumptions and methods, and are subject to the limitations and qualifications, described in the Scoping Study.

The Afton Report and the Scoping Study are intended to be read as a whole and sections should not be read or relied upon out of context. The quality of the information, conclusions and estimates contained in the Afton Report and the Scoping Study are consistent with the intentions of the Afton Report and the Scoping Study, as well as the circumstances and constraints under which the Afton Report and the Scoping Study were each prepared which are also set out therein. Readers are encouraged to review the entire Afton Report and the Scoping Study, which may be found in New Gold’s filings at www.sedar.com.

The standards employed in estimating the resources referenced in this Annual Information Form, the Afton Report and the Scoping Study differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. New Gold’s accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to United States dollars.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344

To convert from Imperial	To metric	Multiply by
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	31.103

Glossary and Defined Terms

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following capitalized terms have the meanings set forth herein:

“Afton Property” or “Afton Project”	The Afton Cu/Au project totalling approximately 4,011.1 hectares located near Kamloops in British Columbia.

“Afton Report”	The technical report prepared by Roscoe Postle and Gary H. Giroux, P.Eng., entitled “Technical Report on the New Afton Project, Kamloops, British Columbia” dated January 20, 2006.

“Ag”	Silver.

“AMEX”	The American Stock Exchange.

“Annual Information Form”	This annual information form together with the documents incorporated by reference.

“anomalous”	A value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance.

“Au”	Gold.

“batholith”	A large, generally discordant plutonic mass that has more than 40 sq mi (104 km2) of surface exposure and no known floor.

“Behre Dolbear” “bornite”	Behre Dolbear & Company, Ltd. of Vancouver, British Columbia. A copper sulphide (Cu5FeS4).

“chalcocite”	A copper sulphide (Cu2S).

“chalcopyrite”	A copper sulphide (Cu5FeS4).

“copper equivalent”	Means the percentage of marketable metals or minerals contained in mineralized material, determined by converting all other metals other than copper to equivalent copper on the basis of market prices for such metals at a given time.

“Cu”	Copper.

“cuprite”	Copper oxide (Cu20).

“decline”	Means a downward sloping tunnel providing road access from the surface to underground mine operations.

“development”	The work of preparing a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities.

“diamond drill”	A type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centred cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

“diorite”	An intrusive igneous rock comprised principally of plagioclase feldspar, hornblende and/or pyroxene.

“dyke”	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

“fault”	A crack or joint between two blocks of earth that are moving or have moved relative to each other.

“grade”	The amount of metal per tonne of rock.

“g/t”	Grams per tonne.

“hypogene”	Primary mineral deposits formed by generally ascending solutions in or from below the earth’s crust.

“intrusive”	A body of igneous rock that has crystallized from molten magma below the surface of the earth.

“km”	Kilometre.

“latite”	An igneous, volcanic (extrusive) rock with aphanitic to porphyritic texture.

“m”	Metre.

“magnetite”	A feriomagnetic mineral form of iron oxiode, Fe3O4.

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“proven reserve”: the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable reserve”: the economically mineable part of an indicated and, in some circumstances, a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resource”

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“measured resource”: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated resource”: that part of a mineral resource for which quantity, grade or quality, densitites, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource”: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineral zone”	A mineral-bearing belt or area.

“National Instrument 43-101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit.

“oz”	Troy ounces.

“Pd”	Palladium.

“picrite”	Olivine-rich basalt, as formed by the settling of olivine in thick flows and sills.

“pluton”	A body of medium- to coarse-grained igneous rock that formed beneath the surface by crystallization of a magma.

“porphyry”	An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; it refers to a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

“pyrite”	An isometric mineral, FeS2.

“Roscoe Postle”	Roscoe Postle Associates Inc. of Vancouver, British Columbia.

“Scoping Study”	The Scoping Study entitled “Advanced Scoping Study for the Afton Project Kamloops B.C.” prepared by Behre Dolbear and dated February 2004 in respect of the Afton Project.

“serpentinite”	A rock consisting almost wholly of serpentine-group minerals.

“shares”	The common shares without par value in the capital of New Gold as the same is constituted on the date hereof.

“supergene”	A secondary enrichment of a rock body by a re-precipitation of oxides and sulphides from descending ground water.

“syenitic”	Alkalic feldspar and/or sodium plagioclase, felsic intrusive rock.

“tonne”	Metric tonne or 2,204.6 pounds.

“TSX”	The Toronto Stock Exchange.

ITEM 2: CORPORATE STRUCTURE

Name, Address and Incorporation

New Gold Inc. (the “Company” or “New Gold”) was incorporated on January 31, 1980 under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.

The head and registered office and principal address of the Company is #601—595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada. The Company also maintains a corporate office at 70 University Avenue, Suite 1460, Toronto, Ontario M5J 2M4, Canada.

Intercorporate Relationships

New Gold has no material subsidiaries.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Business of New Gold - Three Year History

The Company is a natural resource exploration and development company and has been engaged in the acquisition, exploration and development of natural resource properties since 1980.

Over the past three years, the Company’s principal focus has been the exploration and development of the Afton Project, located approximately 10 kms (6 miles) west of Kamloops, British Columbia near the Trans Canada Highway. The Afton Project includes two exhausted open pits where government reports indicate that the previous occupier of the property, Afton Mines Ltd., mined and milled 22 million tonnes of ore and produced in excess of 450,000 ounces of Au and 450 million pounds of Cu from 1977 to 1988. The Afton Project is the Company’s only material property.

The Company originally entered into an option agreement dated November 10, 1999 (the “Afton Option Agreement”) to acquire the mineral claims that comprise the Afton Project (the “Afton Claims”) 50% from Westridge Enterprises Ltd. (“Westridge”), a non-reporting British Columbia company wholly owned by John H. Kruzick, a former director and former President and Chairman of the Company, and 50% from Indo-Gold Development Ltd. (“Indo-Gold”), a non-reporting British Columbia company owned by John Ball, a geologist. The consideration payable for the acquisition of the 100% interest in the Afton Claims was 2,000,000 shares payable in stages over a 6-year period, a $6,500,000 work commitment, expenditures to be made in stages not to exceed a 9-year period and a retained 10% net profit royalty in favour of the optionors, Westridge and Indo-Gold. An amendment dated June 6, 2002, removed the requirement in the Afton Option Agreement that the Afton Claims be put into production by December 31, 2009. The Company completed its requirements under the Afton Option Agreement to acquire the 100% interest in the Afton Claims on August 22, 2005 by making its final payment of 200,000 shares to the optionors. Each of the principal Afton Claims, in which the Afton Project deposit is located, are in good standing under the Mineral Tenure Act R.S.B.C. 1996, c. 292 until between 2011 and 2016.

On June 27, 2002, the Company acquired an option exercisable on or before December 1, 2010 to purchase the 10% net profit royalty due to the optionors under the Afton Option Agreement for aggregate consideration of $2 million payable in cash or shares to the optionors. In this option agreement (the “NPR Option Agreement”) , the parties also agreed to remove a provision in the Afton Option Agreement that gave the optionors the exclusive right to act as the operators of the Afton Project.

In early 2004, Behre Dolbear of Vancouver, British Columbia finalized the advanced Scoping Study that included an economic evaluation of the Afton Project in compliance with National Instrument 43-101. The study addressed the mineral resource, a number of possible mining methods, mineral processing, and permitting for the Afton Project. The study provided an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton.

The surface of the land on which the Afton Claims are situated (the “Afton Lands”) consists of Crown Land, some of which is subject to grazing leases, and land held in fee simple. On May 1, 2004, the Company entered into an Access Agreement (the “Access Agreement”) with Afton Operating Corporation, the fee-simple owner of some of the Afton Lands and the former operator of the Afton Mine. Under the Access Agreement, the Company has the right to enter upon the portion of the Afton Lands held in fee simple by Afton Operating Corporation and to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate Afton Operating Corporation for any disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure and indemnify Afton Operating Corporation against liabilities arising from any activities of the Company in and about the lands. The Company will need to secure long-term surface rights to the Afton Lands before it can build a mine on the Afton Property.

Since completion of the Scoping Study the Company has continued to advance its underground development program which commenced in late 2004. By December 31, 2005, the development and cross-cut decline, originally budgeted to be a total length of 2,000 m attained a total length of 2,200 m. The underground drilling program, was completed in January 2006. The results of this recent work is described in the Afton Report that the Company received in January, 2006.

The completion of this development program is an essential step towards advancing the Afton Project through to the completion of a feasibility study by providing underground working access to conduct in-fill drilling, which previously was conducted from surface, as well as confirmatory sampling of the resource by cross-cutting into the mineralized zone. The underground definition diamond drilling is designed to provide improved knowledge of the existing resource by increasing the drilling density and, in conjunction with the completion of a feasibility study, will determine whether the resource can be upgraded to the reserve category. The sampling program to be taken from the cross-cut into the mineral zone will be of assistance in providing improved grade continuity data required for the mine design and metallurgical information for refinement of mill and process design.

Effective November 18, 2004, the Company’s shares were listed and posted for trading on AMEX. The shares continue to be listed on the TSX.

On April 22, 2005, the Company completed a non-brokered private placement of 400,000 flow-through shares at a price of $7.50 per share for gross proceeds of $3 million. The Company also issued 29,000 shares, at a market value of $6.20 per share, as a finder’s fee for placement of the shares in April, 2005. On October 6, 2005, the Company completed a second non-brokered private placement financing of 430,000 flow-through shares at a price of $7.00 per share for gross proceeds of $3.01 million. The Company also issued 36,331 shares, at a market value of $5.78 per share, as a finder’s fee for the October 2005 placement. On December 23, 2005, the Company completed a non-brokered private placement of

500,000 flow-through shares at a price of $8.00 per share for gross proceeds of $4 million. The Company issued in January 2006 38,620 shares at a market value of $7.25 per share, as a finder’s fee for the December 2005 placement.

On February 28, 2006, the Company completed a bought deal financing with a syndicate of underwriters co-led by GMP Securities L.P. and BMO Nesbitt Burns Inc., and including Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (collectively, the “Underwriters”). As a result, the Company issued 8,334,000 units at a price of $9 per unit for total gross proceeds to the Company of $75,006,000. Each Unit consisted of one share and one-half of one warrant (a “Warrant”). Each whole Warrant is exercisable to purchase one additional common share of the Company at a price of $12 per share until February 28, 2008. The Warrants are listed for trading on the TSX under the symbol NGD.WT.

The shares and Warrants comprising the units issued under the offering were offered by way of a short form prospectus in Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

In consideration for their services, the Underwriters received a cash commission equal to 5.25% of the total gross proceeds realized from the offering.

The net proceeds from the offering will be used to finance development of the Afton Project, underground and surface exploration programs on the Afton Property and the Company’s 100% owned Ajax project also near Kamloops, B.C. and for general corporate and working capital purposes.

The process for selection of an independent engineering company to complete the Feasibility Study was completed in December 2005. The Feasibility Study will be carried out by a team including, and coordinated by, Hatch Ltd. (“Hatch”) who will be responsible for the processing and engineering components of the study. Mining method and reserves will be the responsibility of Australian Mining Consultants Pty Ltd. (“AMC”), and Roscoe Postle will complete the geology and resource sections. Environmental services and permitting will be the responsibility of Rescan Environmental Services Ltd. (“Rescan”). In addition, BGC Engineering Inc. (“BGC”) will maintain responsibility for tailings disposal analysis and Rockland Ltd. (“Rockland”) will oversee the rock mechanics study. With the exception of AMC (who are based in Australia) all of these engineering companies are based in Vancouver, British Columbia, Canada. Each company has been selected to bring its unique experience and skills to the Feasibility Study, in order that it can be completed in the most successful and expeditious manner.

The scope of the Feasibility Study includes an updated resource estimation (which will incorporate the 2005 underground in-fill drilling results), mining method selection, reserves and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. Once complete, the Feasibility Study will replace the prior Scoping Study, and will establish the technical and economic potential of developing a new underground mine. It is anticipated that the Feasibility Study will be completed in the fourth quarter of 2006.

From 2000 to 2005, the Company expended approximately $23.8 million on exploration and property evaluation on the Afton Project. The Company has budgeted to expend an additional $5.3 million for the Feasibility Study to make a decision on whether to bring the Afton Project into commercial production and an additional $6.5 million for exploration and underground decline maintenance in the first six months of 2006. Following the receipt of the drilling results, the Company will evaluate its exploration activity level for the remainder of the year.

As of December 31, 2005, New Gold had 10 employees and approximately 25 full-time contract workers.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

General

New Gold is an exploration and development stage company currently focused on the exploration and development of the Afton Project near Kamloops, British Columbia. The Afton Project is the Company’s only material property.

Stage of Development

New Gold does not currently produce, develop or sell mineral products, but it is has commenced a Feasibility Study and financing discussions to assess developing a mine at the Afton Property.

Specialized Skill and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, engineering, construction and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Competitive Conditions

Competition in the mineral exploration industry is intense. New Gold competes with other mining companies, many of which have greater financial resources and technical facilities’ for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Risk Factors

In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future.

Surface Rights

The Afton Lands on which the Afton Claims are situated, consists of Crown land, some of which is subject to grazing leases, and land held in fee simple, principally by Afton Mining Corporation. The Company holds certain surface rights with respect to the Crown land but will be required to obtain all necessary surface rights for the construction and operation of a new mining operation on the Afton Property. There can be no certainty that the Company will be able to acquire all such surface rights.

Under Section 14(1) of the Mineral Tenure Act, R.S.B.C. 1996, c. 292 (“MTA”) a mineral title holder may, subject to the requirements in the MTA, including permitting, notice and compensation requirements, use, enter and occupy the surface of its mineral claim for the purpose of exploration, development and production and to carry out other activities related to the business of mining. This right may be exercised despite the fact that the land may be Crown land or fee simple land which is privately owned. A mineral title holder’s right to use the surface of their claims is, however, also subject to, among other things, the Minister’s power under section 17 of the MTA to restrict the use of surface where he/she considers that the surface area should be used for purposes other than mining. Also, under Section 16 of the MTA, if an application to acquire surveyed land is received under the Land Act R.S.B.C. 1996, C.245 (the “Land Act”) before a mineral claim is registered on that land, or if an application to acquire unsurveyed land is received under the Land Act and such land is staked under the Land Act before a mineral claim is registered on that land, the rights with respect to the acquisition of the surface of the land under the Land Act have priority over the rights with respect to a mineral claim subsequently registered on that land.

If there is a dispute between the parties regarding use of the surface or compensation, the Chief Gold Commissioner will use his or her best efforts to resolve the issues between the parties. If this fails then the matter may be resolved through a process of mediation and arbitration by the Mediation and Arbitration Board (the “PNGA Board”) under the Petroleum and Natural Gas Act, R.S.B.C. 1996, c.361. The PNGA Board may set conditions for the use of the surface as well as specify the compensation payable to the owner. In a conflict between rights acquired under the MTA and rights to Crown land acquired under the Land Act the PNGA Board will give consideration to who applied for the rights first and, unless an injustice would result, must give the holder of those rights due priority in its consideration of the dispute between the parties.

Section 15 of the MTA sets out situations where the government may dispose of surface rights on Crown land to the holder of a mining lease. To acquire these rights the recorded holder must first obtain certification from the Minister that the land is or will be required for the purpose of mining. Such land must also be unreserved land, it must not be lawfully occupied for a purpose other than mining and it must not be protected heritage property. If these conditions are met the surface rights may be transferred subject to conditions determined by the Ministers responsible for the MTA and Land Act and payment based on the unimproved value of the land.

As a result, the Company may be required to enter into direct negotiations with the owners of fee simple property to obtain surface rights to those portions of the Afton Lands that are held in fee simple. There can be no certainty that such negotiations will be successful and as a result mediation and arbitration under the MTA may become necessary. With respect to Crown lands, the Company may be required to enter negotiations or apply to obtain surface rights from the Government of British Columbia. There can be no certainty of how long such negotiations, potential mediation and arbitration or applications may take or whether they will ultimately be successful, and therefore may have a material impact on the overall development and timeline of the Afton Project. The extent of compensation to surface owners that may be required also cannot be assessed at this time.

Access to the Afton Claims

On May 1, 2004, the Company entered into the Access Agreement with Afton Operating Corporation, the fee-simple owner of some of the Afton Lands and the former operator of the Afton Mine. Under the Access Agreement, the Company has the right to enter upon the portion of the Afton Lands held by Afton Operating Corporation to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate Afton Operating Corporation for any disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure and indemnify the owner against liabilities arising from any activities of the Company in and about the lands.

Access to mineral claims is governed by the Mining Right of Way Act, R.S.B.C. 1996, c. 294 (the “MRWA”). Under the MRWA, a mineral tenure holder may, subject to certain limitations, take a right of way across private or Crown land to enable it to access its mineral claims for the purpose of the exploration and development. Where private land is taken without the consent of the owner the Expropriation Act, R.S.B.C. 1996, c. 125 (the “Expropriation Act”) applies. Compensation under the Expropriation Act is based on the principle that the owner should be put in the same economic position post-expropriation as pre-expropriation.

There is no certainty that should the Company need to extend the Access Agreement that it will be successful in doing so. If the Access Agreement is not extended, the Company would have to attempt to obtain access rights under the provisions of the MRWA noted above, which could result in delay and/or increased cost to compensate the surface owner for use of the area or the Company could be forced to use more costly, less convenient access over Crown lands.

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding, equity or debt based, will be available for further exploration and development of its projects. The Company will require additional financing from external sources to meet its operating and capital requirements. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, the price of shares of developing mining companies can be volatile due in part to changes in metals prices, actual operating results differing from expected operating results, changes in metal companies’ valuations or the departure of key employees. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects or the possible loss of such properties.

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

Scoping Study is Preliminary

The Scoping Study is preliminary in nature as it is based in part upon inferred resources. As required under National Instrument 43-101, the reader is cautioned that these resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that any of the results predicted in the Scoping Study will be realized. The inferred resources considered in the Scoping Study were estimated by Behre Dolbear according to the requirements of National Instrument 43-101, who are independent of New Gold. Details of these estimates, a description of the calculation method employed and a description of New Gold’s assaying and analytical techniques and methodology are set out in the text of the Scoping Study, which may be found in New Gold’s filings at www.sedar.com. The estimates are based on the assumptions and methods, and are subject to the limitations and qualifications, described in the Scoping Study.

The standards employed in estimating the resources differ significantly from the requirements of the SEC and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”

The Scoping Study is intended to be read as a whole and sections should not be read or relied upon out of context. The quality of the information, conclusions and estimates contained in the Scoping Study are consistent with the intentions of the Scoping Study, as well as the circumstances and constraints under which the Scoping Study was prepared which are also set out therein.

The Scoping Study includes certain forward-looking statements within the meaning of the US Private Securities Legislation Reform Act of 1995. Other than statements of historical fact, all statements in the Scoping Study, including without limitation, statements regarding potential mineralization and resources and estimated or potential future production potential, are forward-looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of the Scoping Study.

Scoping Study Estimates Subject to Change

The estimates contained in the Scoping Study are based on capital and operating costs and exchange rates as at the third quarter of 2003 and do not include provisions for inflation. Fluctuations in such capital and operating costs, exchange rates or inflation factors could have a significant effect on the estimates.

Operating Hazards and Risks

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risk normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Fluctuating Metal Prices

The Company’s revenues, if any, are expected to be derived from the extraction and sale of Cu and Au contained in concentrates. The price of these metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted. The Company does not presently have a metals hedging policy nor has conducted any metals hedging in the past.

Title To Some Of Our Mineral Properties May Be Challenged Or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration, Development and Resource Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource figures set out herein have been carefully prepared and reviewed or verified by an independent mining expert, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Also, there has been a significant amount of drilling on the Afton Project since the resource figures set out herein were calculated. Accordingly the mineral resource estimates may be subject to change. The Company intends to recalculate the resource estimates in the upcoming Feasibility Study as described under the heading “Exploration and Development” below. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of projects. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current exploration activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Company has obtained a permit issued by the Chief Inspector of Mines under Section 10 of the Mines Act, R.S.B.C. 1996, c. 293 allowing development of an underground access to allow an exploration diamond drilling program to be carried out. The Company has commenced the permitting required to develop and operate a mine in parallel with the completion of the Feasibility Study. This process requires consultation with stakeholders who may comment on the Company’s plans. The Chief Inspector may take concerns into account in the granting of our development and operating permit. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Mineral Projects – The Afton Project

In 2003, the Company retained Behre Dolbear to provide an independent mineral resource estimate and technical report for the Afton Project. The work entailed estimating the mineral resources of the two deposits that comprise the Afton Project in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101. It also involved the preparation of a technical report as defined in National Instrument 43-101. In February 2004, the Scoping Study was completed for New Gold by Behre Dolbear. The Scoping Study considered the mineral resource, suggested mining method, mineral processing and tailings disposal for the Afton Project. The Scoping Study provided an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at the Afton Property. In November, 2005, the Company retained Roscoe Postle and Gary Giroux, P. Eng. to prepare the Afton Report in compliance with National Instrument 43-101 in respect of the Afton Project. The Afton Report provides an update on the Afton Project in respect of work completed thereon since the completion of the Scoping Study. Except where noted otherwise, the disclosure which follows regarding the Afton Project under the headings “Accessibility, Climate, Local Resources, Infrastructure and Physiography”, “History”, “Geological Setting” and “Mineralization” are summarized from the Scoping Study. The remaining disclosure that follows and disclosure regarding events subsequent to the date of the Scoping Study regarding the Afton Project is summarized from the Afton Report. Readers are encouraged to review the entire Scoping Study and Afton Report which may be found in the Company’s filings on Sedar at www.sedar.com. The Company has commenced the Feasibility Study which will include an updated mineral resource estimation, mining method(s) selection, mineral reserves estimation and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis.

Project Description & Location

The Afton Project is located 350 km Northeast of Vancouver and 10 km West of Kamloops in the South-Central Interior of British Columbia, on the site of the previous Afton mine (the “Afton Mine”) operation of Teck Cominco Ltd. (“Teck”).

The Afton Property consists of 9 new mineral claims staked under the new mineral tenure system in British Columbia and 14 heritage claims. The Afton Claims cover a total area of 4,011.1 hectares. The Company is in the process of applying to convert four of the minerals claims (Afton 1, 2 ,4 and 372025) into a mining lease. To facilitate this, a legal survey of the boundaries has been completed.

Surface rights within the Afton Property consist of Crown Land, grazing leases and fee simple ground held by Teck through various holding companies. In November 2005, Abacus Mining and Exploration Corp. (“Abacus”) purchased the milling and processing facilities, tailings storage areas, associated permits and other infrastructure at the Afton Mine from Teck.

The Access Agreement dated May 1, 2004 between New Gold and the Afton Operating Corporation permits access by New Gold for exploration work until June 30, 2007. Roscoe Postle notes that the right to access to carry out exploration work or mining on mineral claims is granted under the British Columbia MTA and the MRWA.

Under the Afton Option Agreement, New Gold acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11 (the “Original Claims”) as to 50% from Westridge, a non-reporting British Columbia company wholly owned by John H. Kruzick, a former director, President and Chairman of the Company, and as to 50% from Indo-Gold, a non-reporting British Columbia company owned by John Ball, a geologist (the “Optionors”). The Option provided for consideration to be a 10% Net Profit Royalty and a property management agreement with the Optionors. The terms of the Afton Option Agreement required a series of payments in shares (for a total of 2 million shares) and $6.5 million in expenditures over a nine-year time frame. The payments and work expenditures have been completed as required, and New Gold now owns the Afton Project subject to the 10% Net Profit Royalty.

On June 27, 2002, New Gold entered into the NPR Option Agreement that provides New Gold the option, exercisable on or before December 1, 2010, to purchase the Optionors’ 10% Net Profit Royalty for consideration of $2 million payable in cash or shares. The Afton Option Agreement was also amended to remove the exclusive right of the Optionors to act as the operators of the Afton Project. In addition to the Original Claims, New Gold has staked other claims for its own account to consolidate its land position at the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Afton Property is located on the south side of the Thompson River Valley, about 10 km west of Kamloops city center. The Trans-Canada Highway passes through the middle of the Afton Property, just west of its junction with Highway 5 (the Coquihalla Highway). Access is by mine-site roads off the Trans-Canada Highway.

Kamloops has an airport with daily air service from Vancouver and Calgary. Railroads belonging to both Canadian National and Canadian Pacific Railways service Kamloops, with a line belonging to Canadian National crossing the northern portion of the property.

The Afton Property is located in the South-Central Interior of British Columbia which is characterized by warm summers where temperatures can reach 38°C and cool winters where temperatures hover around the freezing mark. During the winter, short periods of cold weather can occur, where temperatures can drop to as low as -29°C.

The Kamloops area is in the rain shadow of the Coast Mountains and the climate is classified as semi-arid. Precipitation is minor, averaging about 257 mm annually (of which 175 mm is rainfall) with light winter snow and infrequent rain in the Spring and Fall.

Kamloops is a major transportation hub for highway, air and the railroad facilities and forestry, ranching, mining, and tourism are the most important economic activities in the area.

The proximity of Kamloops is of considerable importance to the Afton Project. It is a natural resource-based city of 80,000 people with the Weyerhaeuser pulp mill and the nearby Highland Valley Copper Mine being significant local employers. There is positive support for mining activities and local skilled workers.

Major utilities and mine infrastructure are readily accessible. Electric power from the main grid feeding Kamloops was linked to the old mine sub-station, and a pipeline was used to transport water 4 km from Kamloops Lake at a point adjoining the Canadian Pacific Railway. A natural gas pipeline crosses the mine site. The Afton mill, workshop, office, assay-lab, and administration buildings, which since the date of the Scoping Study has been acquired by Abacus. Part of the Afton Mine tailings pond, also acquired by Abacus, is located nearby.

All sites are encircled by wire-fences and locked gates.

The Afton Property has rolling topography with elevations ranging from 790 m above sea level to approximately 340 m above sea level at the Thompson River. The most significant features are the Afton and Pothook open pits. The Thompson River (which widens into Kamloops Lake) is located along the northern periphery of the claim group.

Vegetation is typical of the semi-arid climate, consisting of grasslands, sagebrush and sparse groves of widely spaced pine trees.

History

The first documentation of mineralization in the area was in 1898, when an English company sunk a 100 m shaft near the current Pothook Pit. Other local mines of that time were the Iron King mine to the east of the Afton Mine and the Copper King to the northwest. The Iron Mask operated sporadically from 1903 to 1927.

In 1949, a local prospector named Axel Bergland staked 8 claims over the Pothook workings and called them the Afton property. In 1951, Kennco Explorations (Kennecott Copper Corp) optioned the claims and drilled 12 holes near the Pothook shaft in 1952 before dropping its option. Other exploration programs were conducted by Graham-Bousquet Gold Mines in 1956/57, Noranda in 1958, and New Jersey Zinc in 1960. All of these companies dropped their option after encountering limited success.

In 1964, Chester Millar became interested in the property while he was working as a drilling contractor on a nearby property. Millar persuaded a company called Colonial Mines to begin percussion drilling around the Pothook shaft, but this program was terminated after 11 holes. Millar formed a private company called Afton Mines Ltd. to continue work and staked more claims adjacent to the Trans Canada Highway. Another 30 holes were drilled and an induced polarization survey was conducted.

Afton Mines Ltd completed a public offering in 1969 and in 1970, drilled a hole which intersected 52 m of 0.4% Cu in what ultimately became the Afton open pit. In 1970-71, both Duvall Corporation and Quintana Minerals held options on the property, but both dropped their option by August 1971. Millar’s Afton Mines Ltd. decided to proceed alone and continued to outline the Afton orebody.

Canex Placer Ltd. (now Placer Dome Inc.) entered into an option on the property in 1972. Also, in 1972, Teck Corporation (now Teck Cominco Ltd.) and an affiliate company Iso Mines Ltd. acquired an equity interest in Afton Mines Ltd. through stock market transactions. Between 1970 and 1973, more than 46,000 m of drilling was done at the Afton Property. In May 1973, Teck Corporation and Iso Mines Ltd. reached an agreement with Canex Placer, whereby Canex Placer relinquished its rights to the property for $4.0 million.

From 1973 to 1975, detailed engineering and pilot plant studies were conducted which culminated in a production decision in October 1975.

Production commenced from the Afton Mine open-pit in late-1977 with the mine having a stated reserve of 30.8 million tonnes grading 1% Cu, 0.58 g/t Au, and 4.2 g/t Ag. From 1978 to 1987, 21.8 million tonnes of ore was mined from the Afton pit at an overall grade of about 1% Cu. Final pit dimensions were 1000 m long by about 900 m wide by 290 m deep. The Afton mill operated until 1997, processing ores from various deposits in the vicinity including the Ajax and Pothook.

Based on two holes drilled in 1973 and geological knowledge gained over the years of operation, Afton Mines Ltd.’s engineers recognized the occurrence of southerly dipping southwest-trending primary mineralization at depth, and drilled five holes in 1980 beneath and to the southwest of the pit floor to test this zone.

Afton Mines Ltd.’s 1980 Annual Report stated: “Five deep diamond drill holes were drilled to test the continuity of the ore zone beneath the open pit. … The deepest hole penetrated the zone 2,000 feet below surface or 1,100 feet below the final pit. The ore zone is open at depth.”

In 1999, the mining leases for the Afton Mine held by Teck expired and Westridge and Indogold staked the Afton Claims covering the area of these mining leases. The located claims were subsequently optioned to the Company and the Company staked additional claims on its own account.

Geological Setting

Rocks of the Paleozoic, Mesozoic and Cenozoic eras outcrop near Kamloops, but the unit with the most economic significance is the Upper Triassic Nicola Volcanic Group and its sub-volcanic dioritic intrusion, the Iron Mask Batholith. The Afton Project mineral zone occurs at the north-western extremity of the Iron Mask Batholith, immediately south of a deep graben structure that developed in post-Tertiary time as part of the Coast Mountains orogeny, and which was the focus of vigorous sedimentation and volcanism in Tertiary times.

The Iron Mask Batholith is a lenticular, composite sub-alkaline to alkaline intrusion, approximately 18 km in length, striking in a north-westerly direction. Petrology of the Iron Mask Batholith ranges from picrite and serpentinite to latite porphyry. Outcrops of individual petrographic units are generally elongate in a north-westerly direction parallel to the axis of the pluton. The Iron Mask Batholith represents the core of an ocean fissure volcano, which built up an island flanked by shallow-water sediments including reef knolls and which during its later stages intruded its own volcanic pile.

The Afton Project mineral zone occupies the north-western tip of a zone of abundant magnetite veining developed along the longitudinal axis of the Iron Mask Batholith. An extensive pyrite halo lies south and west of the mineral zone, overlapping slightly onto the southwest sector of the mineral zone. Cu mineralization at the Afton Project is contained in the early Jurassic-aged Cherry Creek Unit, a sub-unit of the Iron Mask Batholith.

The Afton Project lies within a heavily altered syenitic micro-diorite. The upper 200 m of the deposit (that was mined in the open-pit) is a supergene zone containing native Cu, chalcocite and cuprite. Contact with the hypogene zone occurs at the extreme western end of supergene zone at about 400 m (above sea level) elevation where bornite and chalcopyrite, with or without minor chalcocite and native Cu, occur in what New Gold geologists believe to be a southwest-trending structurally controlled zone.

Both the supergene and hypogene zones are hosted by the same dominant rock type, namely a well-fractured mineralized micro-diorite. Sub-vertical 1-5 m thick dykes of picrite occur parallel to the southeast contact of the mineral zone. The picrite body increases to 70 m in width to the southwest, and appears to dip -80º southeasterly. A narrow outcropping picrite dyke related to this body parallels the

Main Zone (defined below) on surface for 200 m (656 ft) and appears to parallel the hanging wall of the deeper deposit itself.

Dykes that have been field classified as pale green aphanitic “latite” occur sparingly through the southern portion of the deposit, often related to (and paralleling) the picrite. Thicknesses range up to 20 m.

Exploration

Prior to New Gold’s involvement, the only work that had been done on the deep resource at the Afton Project was the seven holes drilled by Afton Mines Ltd. in 1973 (two holes) and 1980 (five holes). New Gold has mapped and sampled the pit (as well as any available outcrop surrounding the pit) and drilled 90 diamond core holes for a total of 42,450 m during the period from 2000 to 2003. These holes intersected mineralization of sufficient interest to commence underground drilling. The results of this drilling is summarized and interpreted under the heading “Drilling” below.

In November 2004, an adit was collared by Procon Mining and Tunnelling Ltd. of Burnaby, British Columbia in the former Afton open pit at 512 m above sea level. The adit was to provide access for underground sampling, infill drilling, and further exploration drilling to determine the full extent of the mineralization. Total drifting was 2,200 m. Diamond drilling commenced in February 2005 and to date the underground drilling totals 24,864 m in 66 holes.

Three crosscuts have been sampled by New Gold geologists. Significant intercepts across the mineralization included samples in the main crosscut grading 1.49% Cu, 1.01 g/t Au, 2.12 g/t Ag, and 0.06 g/t Pd or 2.18% Cu equivalent over 51 m. In the south crosscut, 43 m returned 1.02% Cu, 0.93 g/t Au, 1.60 g/t Ag, and 0.08 g/t Pd or 1.66 % Cu equivalent. These results indicate that the mineralization in the south and main cross-cuts is of higher-grade than anticipated from the surface drilling. Samples from the north crosscut, which parallels the edge of the body, ran from nil to 1.15% Cu with an average in the order of 0.4% Cu or 0.7% Cu equivalent.

In 2004, five surface exploration holes totalling 2,996 m were drilled in the Pothook Pit area and no significant mineralization was intersected.

Mineralization

Geological mapping and diamond drill-core analysis by New Gold suggests that the deep Afton Project deposit is not a typical porphyry system as there is no concentric zoning of alteration envelopes, and the mineralization is not entirely concentrated along fractures but is also finely disseminated throughout the host micro-diorites/monzonites; the latter readily identified by the presence of coarse potassium feldspars and ankerite alteration.

Diamond drilling by New Gold from 2000 through 2003 has outlined two zones, the Afton Main Zone (the “Main Zone”) and smaller zone (the “Northeast Zone”), which is located 80 m to the east of, and sub-parallel to the Main Zone.

The Main Zone is a steeply easterly dipping, southwest plunging, tabular shaped deposit, extending southwest from the abandoned Afton Mine open pit. Based on the drilling conducted to date, the main mineralized zone appears to be about 1,000 m in length, 75 m wide and 400 m in height. It is open to the southwest but appears partially ‘fragmented’ in certain areas to the north. Drilling in the northeast portion of the Main Zone reveals the presence of at least three other smaller, southeasterly dipping mineralized zones, which may possibly be en-echelon fault offsets. The most prominent of these is the Northeast Zone, which is approximately 170 m long by 25 m wide.

The Main Zone appears in large part to be a fault-controlled high-temperature and high-pressure, late-magmatic deposit, with fine-grained Cu-Au mineralization disseminated throughout the zone. In the northeastern part of the Main Zone, Cu mineralization consists of bornite, chalcocite and chalcopyrite, with minor native Cu, contained in fractured and incompetent diorites and monzonites. Proceeding to the southwest, the diorites and monzonites become more competent and the Cu mineralization consists predominantly of chalcopyrite. Pyrite occurs as a “halo” in concentrations up to 6% in the wallrock on both sides of the mineral zone and within the 200 m (650 ft) long “chalcopyrite only” southwest section.

Minor magnetite, partly altered to hematite in oxidized areas near surface, is present outside the main mineral zone, however neither pyrite nor magnetite occur in quantity within the main mineral zone except for weakly disseminated sections in the southwest chalcopyrite zone.

Drilling

2000-2003 Drill Programs

New Gold used Atlas Drilling Company (“Atlas”) of Kamloops, British Columbia, to carry out the surface drilling. Atlas employed two diamond drills, a Longyear 38 & Longyear 44, in good mechanical condition to complete the drilling programs. All of the surface drilling done to date has been with NQ drill rods (which produces 5 cm drill core), except for four drill holes which were completed with BQ rods (which produces 4 cm drill core).

From 2000 to April 2003, a total of 90 surface diamond drill holes were attempted. All surface drill collars were surveyed by transit and Brunton compass. In 2000, drillholes completed after the first 12 holes were measured using a Pajari Bore Hole Survey Instrument, and in 2001 and 2002 a Reflex “Easy-Shot” Survey Instrument was used to record dip and azimuth. The interpretation of the drilling results is discussed in further detail under the heading “Mineral Resource and Mineral Reserve Estimates” below. Assay results from the earlier drilling are of similar tenure to those from the recent drilling in 2005.

At the completion of the 2000 drilling program, the Main Zone mineralized zone was estimated to be 365 m long, 76 m wide (average), and 300 m in vertical height.

In 2001 diamond drilling extended the length of the Main Zone 280 m to the southwest of the previous drilling. The 2002 infill drilling intersected the Main Zone from the west and provided exploration data on the areas between previously drilled holes. Drill holes extended the measured length of the Main Zone 120 m to the southwest. Drilling in 2003 focused on upgrading inferred resources to measured and indicated resources. At that time the Main Zone was estimated to be 800 m long, averaging 90 m wide and 300 m in vertical height.

2005 Drill Program

The 2005 underground drilling program was carried out by Boisvenu Drilling of British Columbia using NQ2 equipment producing 5.5 cm diameter core. All drill holes are surveyed using a photo-bore single-shot instrument for dip and azimuth measurements downhole, with collar surveys done by transit.

Underground drilling totalled 24,864 m in 66 holes during 2005. Additional drilling is continuing to delineate the mineralization. Assay results have not been received for all the underground holes and the significant intercepts are listed in Table 1.

The NQ2 core is brought from the underground drilling site by the drillers on a daily basis to the core shack where it is placed on a pallet and covered until stored in the temporary racks. The core is logged in both geologically and geotechnically, including percent recovery, rock quality determination, character and number of fractures. Geological observations include rock type, mineralization, and alteration. The boxes are photographed prior to being sampled. Core recovery is greater than 95% and is considered excellent.

Underground drilling has been completed or is in progress on sections 40 m apart and consists of several drill hole fans from each station. To date, the drilling has suggested that portions of the mineralized zone are somewhat higher grade than interpreted by the January 2004 model. Based on the drilling to date, the main mineralized body appears to be about 1,000 m in length, 75 m wide and 400 m in height with a moderate plunge to the west.

TABLE 1 SIGNIFICANT MINERALIZED INTERVALS UG DRILLING

NEW GOLD INC.—NEW AFTON PROJECT

Drill Hole	Sec	From (m)	To (m)	Length (m)	True thickness (m)	% Cu	Au g/t	Ag g/t	Pd g/t	%Cu Eq*
UA-2	840E	190	212	22	12	0.69	1.94	9.88	0.18	2.09
		264	326	62	53	1.61	0.59	4.35	0.07	2.05
UA-3	840E	282	393	110	85	1.15	0.41	3.07	0.04	1.45
UA-9	840E	236	286	50	27	0.65	1.01	2.87	0.20	1.40
UA-12	840E	220	240	20	13	1.05	0.78	3.80	0.09	1.61
		330	350	20	13	1.35	0.66	.69	0.04	1.83
UA-11	760E	164	218	54	46	2.37	1.52	7.23	0.13	3.46
		270	314	44	38	1.52	1.23	4.17	0.01	1.70
UA-13	760E	192	260	68	46	1.30	0.61	2.86	0.13	1.76
UA-16	760E	324	406	82	36	1.65	0.84	5.61	0.08	2.26
UA-5	720E	138	190	52	41	0.97	0.85	3.31	0.13	1.59
UA-6	720E	146	336	190	131	1.39	0.82	2,55	0.09	1.97
UA-7	720E	174	368	194	105	1.75	1.08	5.71	0.15	2.55
UA-8	720E	356	406	50	12	1.48	1.17	5.82	0.08	2.31
UA-20	680E	168	206	38	25	1.38	0.24	2.52	0.01	1.56
UA-21	680E	182	382	200	108	1.45	0.66	33.47	0.04	1.92
		210	280	70	38	2.08	1.27	5.77	0.06	2.97
UA-17	640E	234	346	112	76	1.36	2.16	2.62	0.22	2.85
UA-18	640E	298	532	234	127	1.30	0.60	4.83	0.08	1.75
UA-19	640E	184	252	68	60	2.32	1.02	6.41	0.03	3.05
UA-22	640E	198	334	136	57	2.10	1.45	3.59	0.14	3.13
UA-40A	600E	286	470	184	105	0.77	1.32	2.52	0.02	1.70
UA-41	600E	212	356	144	103	1.18	1.04	1.86	0.09	1.90
UA-42	600E	166	240	74	65	0.99	0.70	1.66	0.13	1.50
UA-43	600E	156	216	60	58	0.95	1.113	2.10	0.19	1.76
UA-24	560E	172	234	62	61	0.71	0.89	1.22	0.14	1.34
UA-25	560E	160	270	110	97	0.66	0.58	1.29	0.10	1.08
UA-26	560E	232	324	92	68	1.00	0.98	1.77	0.12	1.69
UA-27	560E	364	486	122	70	0.66	1.18	22.02	0.14	1.48
UA-28A	480E	136	236	100	100	1.00	0.76	1.90	0.18	1.57
UA-29	480E	136	194	58	56	1.31	1.16	2.30	0.08	2.10
		222	274	52	50	0.70	0.45	1.52	0.20	1.07
UA-30A	480E	240	284	44	33	1.20	1.17	1.90	0.141	2.02
UA-31	480E	280	322	42	24	1.87	1.45	2.12	0.23	2.89
UA-33	400E	68	168	100	99	1.19	0.87	1.31	0.05	1.78

Drill Hole	Sec	From (m)	To (m)	Length (m)	True thickness (m)	% Cu	Au g/t	Ag g/t	Pd g/t	%Cu Eq*
UA-34	400E	66	182	116	104	0.97	0.80	1.51	0.07	1.52
Ua-35	400E	204	226	22	22	0.68	0.49	1.14	0	1.00
UA-36	400E	154	336	182	115	1.48	1.17	2.18	0.16	2.31
UA-37	400E	154	346	193	113	0.78	0.63	0.95	0.07	1.22
UA-38	400E	364	406	42	19	1.12	0.37	1.60	0	1.37
UA-44	400E	148	366	218	143	1.32	1.08	2.03	0.16	2.09
UA-45	400E	124	286	162	126	1.44	1.07	2.41	0.04	2.17
UA-46	400E	130	238	108	100	1.35	0.83	2.57	0.01	1.91
UA-47	400E	178	396	218	117	1.07	0.91	1.50	0.13	1.73
UA-48	280E	132	230	98	85	1.05	0.52	1.68	0.01	1.40
UA-49	280E	340	420	80	34	1.31	1.30	1.97	0.14	2.21
UA-39	120E	418	452	34	13	1.27	0.73	2.35	0	1.76

* Cu Eq (Cu Equivalent) is based on the following commodity prices, and for the underground drilling program, assuming 100% recovery:

Cu US$ 0.85/lb, Au US$ 375/oz, Ag US$5.25/oz, Pd US$200/oz

Sampling, Analysis and Security

2000-2003 Drill Programs

Consultant James McDougall, P. Eng., reviewed and advised on diamond drilling and geological fieldwork for the 2000 to 2003 programs. All significantly mineralized drill core from the 2001 to 2003 programs (except for specimen sections), was logged, photographed, diamond sawed and sampled in two-meter or three-meter lengths. Half the core was retained in the core box at the Company’s core shack and the other half taken directly to Eco-Tech Laboratories Ltd. of Kamloops, B.C. (“Eco-Tech”) (by Eco-Tech employees) for analysis for Cu, Au, Ag and Pd. Core from the 2000 program was split rather than diamond sawed and was not photographed prior to splitting. However, in view of the extreme fragmentation involved with core splitting, occasional one-foot unsplit mineralized sections were retained for structural studies.

Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. and International Plasma Laboratory Ltd. of Vancouver, all of which correlated well with the originals. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D., in thin-section.

Sample preparation and analysis were carried out by Eco-Tech as follows:

•	All samples are sorted, documented, dried (if necessary), roll crushed to minus 10 mesh, split into 250 grams aliquots, and pulverized to 95% passing minus 140 mesh.

•	Samples for “Metallic” Cu Assay (when requested) are split and pulverized into additional 250 gram aliquots of minus 10 mesh material. The entire pulp is screened to minus 140 mesh.

•	Au and Pd are assayed in 30 gram samples with conventional fire assay using A.A. and/or ICP finish. Minimum reported detection for Au and Pd is 0.005 g/t.

•	Cu is determined by Aqua Regia Digestion and A.A. finish. “Metallic” Cu (when required) includes two Cu assays per sample.

•	Ag geochemical analysis is by Aqua Regia digestion and A.A. Finish.

•	All equipment is flushed with barren material and blasted with compressed air between each sampling procedure.

All core drilled by New Gold in the 2000-2003 programs has been assayed by Eco-Tech, who are Certified Assayers participating in the National Canmet Proficiency Testing and maintaining their own in-house quality assurance and quality control (“QA/QC”) program. They have been in the analytical testing business for over 27 years and are familiar with assaying the Afton samples.

In terms of security, after the core has been logged and sawn, tied sample bags are locked in New Gold’s field office until picked up by personnel from Eco-Tech for transport to their facilities. Drill core is stored in core racks at a locked, secure core shack. Rejects are securely stored at Eco-Tech’s office, and pulps are securely stored at New Gold’s field office.

New Gold had a comprehensive QA/QC program in order to ensure that assay lab results were within accepted industry standards:

•	Assay standards are routinely used to control assay precision.

•	One in nine pulp samples are re-assayed by Eco-Tech.

•	One in 25 reject samples are resplit and re-assayed by Eco-Tech.

•	Pulp samples are randomly selected for duplicate assaying by different laboratories.

Previous reports have described validation of the assays from the surface drilling program. Behre Dolbear (2004) concluded that the assay and survey database used for the Afton mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

2005 Program

The 2005 underground samples are continuous chip samples taken on both sides of the drift and correspond with each round of approximately 4.8 m in length. Muck samples are also taken for each round for check assays.

Each drill hole is sampled in two-m lengths or less as marked by the geologist. Sampling is based on visible mineralization but in practice, most of the hole is sampled. The samples are sawn in half, bagged, and put into plastic pails for shipping. The sampler completes the sample tags, including for every 20 samples, includes a blank sample that comes from previously drilled barren andesite and a tag for a standard to be put into the sample stream at the lab. In addition, one sample in every 20 is  1/4 split to provide a duplicate.

The pails are kept in the locked cutting trailer until shipped. The laboratory picks up the samples several times a week. Sample tags are stapled onto the core boxes at the start of each sample. After the core is sampled, the remaining  1/2 core is stored in the original boxes on pallets outside. Each pallet is covered with plastic wrap and securely fastened.

The assay results are loaded directly from the laboratory into the Access database. The drill logs are entered into excel spreadsheets from the hand written logs.

Roscoe Postle is of the opinion that the sampling is being carried out to industry standards.

Stewart Wallis visited the Eco-Tech Laboratory on June 7, 2005 and discussed the assaying methodology with Jutta Jealouse, President. Internal checks consist of a minimum two repeats, one blank, two resplits, and two or three reference standards, one for Cu, one for Ag or combined Cu/Ag, and one for Au/Pd. If native Cu is reported on the sample sheets, a metallic screen analysis is run in addition to the regular assay.

The lab is clean, and proper procedures are in place to track each sample. Assay results and internal check results are checked and batches rerun if problems are observed. The laboratory is in the process of obtaining ISO certification.

Analysis are consistent with methods used for the previous drill programs. Cu and Ag assays are determined using standard acid digestion followed by Atomic Absorption analysis. Au, Pd, and platinum are determined using standard fire assay methods followed by an Atomic Absorption analysis or ICP in the case of platinum.

As noted above, the samples are kept in a locked shed until picked up by the laboratory for transport. Roscoe Postle has no concerns regarding security or the integrity of the samples.

Roscoe Postle has not collected independent samples from the Afton Property as it has been previously visited and reported on by a number of independent Professional Geologists and is a former producing mine.

New Gold has a rigorous QA/QC program in place consisting of the addition of standards, duplicates, and blanks into the sample stream as described above. As a further check on the accuracy of the laboratory, a number of pulps have been selected to be reassayed at another independent laboratory. In addition, Eco-Tech, the primary laboratory, has a series of internal checks as described above.

Complete validation of the QA/QC results for the current drilling is underway.

Roscoe Postle is of the opinion that the QA/QC program meets or exceeds Industry Standards.

Mineral Resource and Mineral Reserve Estimates

Mr. Gary Giroux, P. Eng. completed an initial resource estimate in May 2003, which he then updated in January 2004 and is reported in the Scoping Study. Mr. Giroux is an Independent Qualified Person as defined by NI 43-101 and has worked on many similar studies. The January 2004 Measured and Indicated Mineral Resource Estimate as prepared by Mr. Giroux for the Afton Main Zone at a cut off grade of 0.7% Cu equivalent is set out in the table below:

TABLE 2 MINERAL RESOURCE ESTIMATE - 2004
NEW GOLD INC. – NEW AFTON PROJECT
Classification	Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (%)
Measured	9,540,000	1.29	0.95	3.44	0.12	1.96

Indicated	59,160,000	1.05	0.83	2.49	0.12	1.635

M + I	68,700,000	1.08	0.85	2.62	0.12	1.68

Inferred	7,450,000	0.92	0.78	2.34	0.12	1.48

For the 2004 mineral resource estimate, the percent Cu equivalent grade was calculated using the following commodity prices and assuming 90% Au and Cu recoveries, 74% Pd recovery and 75% Ag recovery:

Cu US$0.85/lb, Au US$375/oz, Ag US$5.25/oz, Pd US$200/oz.

The classification of measured, indicated and inferred mineral resources as estimated above meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Counsel on November 14, 2004.

A total of 5,888 assays for Cu, Au, Ag, and Pd were taken from 83 diamond drill holes on the Afton Project. The grade distributions for all of the elements are positively skewed, and require high-grade caps. In each case four overlapping mineral populations were identified with a cap level set at two standard deviations past the mean of the upper most mineralized population. High-grade values were capped at the following levels: Cu 7.8%, Au, 12 g/t, Ag 30 g/t Pd 7.2 g/t. A total of 10 samples were capped for various elements.

A specific gravity of 2.74, the average of 40 laboratory determinations, was used in the resource estimation.

New Gold geologists generated three-dimensional solids that contain the bulk of the mineralization on the Afton Project. The solids were based on the first occurrence of mineralization in drill hole assays, and uniform 10 m down hole composites starting at the point of entry and ending at the point of exit were produced.

A block model was constructed comprising blocks measuring 10 m x 10 m x 10 m in size. Grade was estimated into the blocks using Ordinary Kriging. Variography was carried out to develop the block model parameters. Grade estimation was carried out in three passes, each using a search strategy limited to a minimum of four and maximum of 16 composites per block. The first pass was carried out at  1/4 of the range of the variogram for Cu. The second pass employed a search distance equal to  3/4 of the Cu variogram range, while the third pass was carried out at the full variogram range.

Each block was classified as measured, indicated, or inferred based on its location relative to composite data and its relative estimation error for Cu and Au. The relative estimation error is determined from the kriging procedure and is a measure of nugget effect, sill value and location of data relative to the directions of anisotropy. This methodology results in the following:

•	Measured Resources: If estimated during the first pass with ellipse dimensions equal to 1/4 the ranges of the semivariogram for Cu and if classed measured based on relative estimation errors for both Cu and Au.

•	Indicated Resources: If estimated during the first or second pass (ellipse dimensions equal to 3/4 the ranges of the semivariogram for Cu) and if classed measured or indicated based on relative estimation errors for both Cu and Au. In addition, all blocks that were estimated during the first pass, using 1/4 the semivariogram ranges and not classified as measured were classed as indicated irregardless of their relative estimation errors

•	Inferred Resources: All blocks estimated with dimensions of ellipse up to full range for the Cu semivariogram and not classed measured or indicated.

The resource estimate as stated herein is dated January 2004 and has been reported in previous reports, including the Scoping Study. As a result of the drilling in 2005 reported herein, these resources are subject to change. A new resource estimate using the recent underground drilling will be completed when all assay results are available and will be incorporated in the Feasibility Study expected in the third quarter of 2006. Although there are no apparent issues which might materially affect the mining of the resources, the Feasibility Study will address the mining, metallurgical, infrastructure and environmental aspects of the Afton Project in detail.

Exploration and Development

In 2005, the Company completed the initial underground decline for a total distance of 2,200 m and completed 24,864 m of underground drilling.

To-date, the Company has announced nine sections from the completed underground drilling program. The infill diamond drilling program data have grade mineralization (>1.5% Cu equivalent). A new geological interpretation incorporating the infill drilling is in progress. Upon completion, it will form the basis for a new mineral resource estimate. It is anticipated that the new mineral resource will be available in the first half of 2006 replacing the existing resource. Completion of a positive feasibility study would enable the Company to upgrade a portion of these resources to reserves. The amount ultimately converted to reserves will be dependent on a number of factors, including metal price assumptions, cut-off grades and mining method. The results of the released sections can be accessed through the SEDAR website.

A process for the selection of an independent engineering company to complete the Feasibility Study (discussed above under the heading “Business of New Gold – Three Year History”), was completed in December 2005. The scope of the Feasibility Study includes an updated resource estimation (which will incorporate the 2005 underground in-fill drilling results), mining method selection, reserves and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. Once complete, the Feasibility Study will replace the prior Scoping Study, and will establish the technical and economic potential of developing a new underground mine.

ITEM 5: DIVIDENDS

To date, New Gold has not paid dividends on its shares. New Gold has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

Shares

The Company is authorized to issue an unlimited number of shares without par value of which 23,910,217 shares were issued at March 24, 2006. The holders of shares are entitled to receive notice of and attend all meetings of shareholders with each share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of shares are entitled to dividends if, as and when declared by the board of directors of the Company. The shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Warrants

Pursuant to the bought deal financing completed on February 28, 2006, as described under the heading “Business of New Gold—Three Year History” the Company issued 4,167,000 Warrants. Each Warrant is exercisable to acquire one share at a price of $12 per share until February 28, 2008. The Warrants were issued under a warrant indenture (the “Warrant Indenture”) dated as of February 28, 2006 between the Company and Computershare Trust Company of Canada (the “Trustee”). The Company appointed the principal transfer offices of the Trustee in Vancouver and Toronto as locations at which the Warrants may be surrendered for exercise, transfer or exchange. The Warrant Indenture, among other things, includes provisions for the appropriate adjustment in the class, number and price of the shares to be issued upon exercise of the Warrants (“Warrant Shares”) upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company’s shares, the payment of stock dividends and the amalgamation of the Company.

Holders of Warrants do not have any voting or pre-emptive rights or any other rights which a holder of a Warrant Shares would have. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

ITEM 7: MARKET FOR SECURITIES

The Company’s shares are listed and posted for trading on the TSX and AMEX in each case under the symbol “NGD”. The Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT”.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Trading Price and Volume of shares on the TSX:

Recent Year 2005	High ($)	Low ($)	Volume
January 2005	5.90	5.35	236,400
February 2005	6.30	5.20	307,230
March 2005	7.25	6.30	267,813
April 2005	6.99	5.95	632,070
May 2005	6.50	4.94	236,100
June 2005	5.98	4.95	1,864,036
July 2005	5.65	5.30	131,799
August 2005	5.78	5.25	670,523
September 2005	6.40	5.50	885,990
October 2005	7.10	5.81	761,975
November 2005	7.60	6.85	1,995,779
December 2005	8.99	6.90	734,196

Trading Price and Volume of shares on AMEX:

Recent Year 2005	High ($)	Low ($)	Volume
January 2005	5.35	4.35	55,500
February 2005	5.03	4.16	68,200
March 2005	6.00	5.13	74,800
April 2005	5.73	4.75	55,900
May 2005	5.25	3.90	63,000
June 2005	4.75	4.10	66,600
July 2005	4.90	4.27	54,600
August 2005	4.80	4.15	61,700
September 2005	5.70	4.70	112,400
October 2005	6.05	4.99	59,700
November 2005	6.46	5.73	99,000
December 2005	7.01	5.90	315,100

Prior Sales

The following table provides disclosure as to the securities of the Company issued but not listed on the TSX or AMEX.

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price	Expiry Date
October 13, 2004	Compensation options	50,000	$4.60	October 13, 2006
April 13, 2004	Stock option	100,000	$6.50	April 13, 2009
October 12, 2004	Stock option	600,000	$4.60	October 12, 2009
March 10, 2005	Stock option	50,000	$6.81	March 10, 2010
March 22, 2005	Stock option	175,000	$7.00	March 22, 2010
April 14, 2005	Stock option	10,000	$6.40	April 14, 2010
April 14, 2005	Stock option	250,000	$6.60	April 14, 2010
April 26, 2005	Stock option	50,000	$6.60	April 26, 2010
September 19, 2005	Stock option	12,000	$5.97	September 19, 2010

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price	Expiry Date
October 25, 2005	Stock option	25,000	$6.38	October 25, 2010
November 1, 2005	Stock option	65,000	$6.95	November 1, 2010
November 3, 2005	Stock option	250,000	$6.95	November 3, 2010
December 22, 2005	Stock option	140,000	$7.04	December 22, 2010
March 8, 2006	Stock option	60,000	$8.90	April 3, 2011

ITEM 8: DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 24, 2006 are as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/Officer since

Chris J. Bradbrook – Director, President and Chief Executive Officer Oakville, Ontario(6)	Mr. Bradbrook was appointed President and Chief Executive Officer of the Company on October 12, 2004. Previously he was Vice President of Corporate Development for Goldcorp Inc. an exploration and mining company from January 2001 to May 2004.	October 2004

Clifford J. Davis – Director, Chairman of the Board Kemble, Ontario(4)(5)(6)	Mr. Davis has held numerous senior mining executive positions with resource based companies. Most recently he worked at Gabriel Resources a mineral exploration company from April 2001 to June 2002 where he served as President and Chief Executive Officer. Prior to this, he worked at TVX Gold Inc. a mineral exploration and mining company from August 1998 to March 2001 where he was the President and Chief Operating Officer when he departed. Mr. Davis presently sits on a number of Boards of Directors for resource based companies.	March 2005

C. Robert Edington – Director Victoria, BC (4)(6)	Mr. Edington is an engineer who is currently retired. He previously worked was the Director of Trades and Production at Deas Pacific Marine Inc, a ship maintenance and repair company, from August 2004 to September 2005. Prior to this, he was Senior Ship Manager at SNC Lavalin from March 1997 to January 2004.	July 1992

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/Officer since

Michael W.P. Hibbitts – Vice President of Exploration and Development Coquitlam, BC	Michael Hibbitts has been Vice President of Exploration and Development of the Company since March 22, 2004. Mr. Hibbitts previously was an independently practicing geologist from May 2003 to March 2004 and prior to this from January 2000 to May 2003 he worked for Northgate Exploration Ltd., a mining company, as their Chief Geologist.	March 2004

R. Gregory Laing – Director Oakville, Ontario(3)(4)(5)	Mr. Laing is currently General Counsel, Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited an exploration and mining company from September, 2005 and formerly held the same position with Goldcorp Inc., an exploration and mining company, from October 2003 to June 2005. Prior to joining Goldcorp in 2003, he served as General Counsel of TVX Gold Inc. an exploration and mining company from October 1995 to January 2003. He is also a director of Andina Minerals Inc., an exploration company.	March 2005

Paul Martin – Vice President Finance and Chief Financial Officer Toronto, Ontario	Mr. Martin has been the Vice President Finance and Chief Financial Officer of the Company since May 18, 2005. Prior to that, he was Chief Financial Officer of Gabriel Resources Ltd. a mineral exploration and development company from February 2000 to May 2005.	May 2005

Mike Muzylowski – Director Vancouver, BC(3)(4)	Mr. Muzylowski is currently the President of Callinan Mines Ltd., a mineral exploration and development company, where he has held the position since June 1995. He also sits on a number of Boards of Directors of resource based companies.	September 2000

Kevin Ross – Chief Operating Officer Vancouver, BC	Mr. Ross has been the Chief Operating Officer of the Company since January 8, 2006. Previously he worked for Ivernia Inc., a mining company, as their Chief Operating Officer from September 2004 to November 2005 and prior to that he was Chief Executive Officer of ARCON International Resources PLC, a mining company, from February 2001 to August 2004.	January 2006

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/Officer since

Paul B. Sweeney – Director Surrey, BC(3)(5)	Mr Sweeney previously was the Vice President and Chief Financial Officer of Canico Resource Corp., a mineral resources exploration and development company, from 2002 to November 2005. Prior to this, he was Chief Financial Officer and Corporate Secretary for Manhattan Minerals Corp., a mineral resource exploration company, from 1999 to 2001.	January, 2006

Notes:

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officer’s hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Corporate Governance Committee.

(6)	Member of the Nominating Committee.

At this time, New Gold does not have an Executive Committee.

As of March 24, 2006, directors and officers of the Company own or control approximately 282,800 shares of the Company representing approximately 1% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, is or within the 10 years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the corporation being the subject of a cease trade order or similar order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 9: AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

The following is the text of the Audit Committee’s Charter:

“1.    Mandate; Authority

The Audit Committee (“Committee”) is a committee of the Board of Directors (“the Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company’s external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company’s outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member’s duties as a member of the Board.

The Committee has the duty to determine whether the Company’s financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company’s own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.    Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the Toronto Stock Exchange, including Multilateral Statement 52-110, the American Stock Exchange (“AMEX”) and the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements. At least one member of the Committee shall be able to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the

Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and AMEX rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.    Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

4.    Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A.    Financial Reporting and Disclosure

i.    Review and discuss with management and the outside auditor at the completion of the annual examination:

a.	the Company’s audited financial statements and related notes;

b.	the outside auditor’s audit of the financial statements and their report thereon;

c.	any significant changes required in the outside auditor’s audit plan;

d.	any serious difficulties or disputes with management encountered during the course of the audit; and

e.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii.    Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

iii.    Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis (“MD&A”), Annual Information Form, 40-F, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv.    Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v.    Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi.    Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company’s financial statements of significant regulatory initiatives.

vi.    Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

vii.    Ensure that management has the proper review system in place so that the Company’s financial statements, financial reports and other financial information satisfy all legal and regulatory requirements.

viii.    Review with the Company’s counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or compliance policies.

Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on the SEDAR database and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

B.    External Auditor

i.    Be responsible for the recommendation to shareholders for the appointment of the Company’s independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. If the appointment of the independent auditors is submitted for any ratification by shareholders, the Committee shall be responsible for making the recommendation of the independent auditors.

ii.    Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

iii.    Recommend to the Board of Directors the outside auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

iv.    Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

v.    Take reasonable steps to confirm at least annually the independence of the outside auditor, which shall include:

a.	ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

b.	considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor, and

c.	approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non audit related serviced performed by the auditor.

vi.    Confirm that the lead audit partner for the Company’s independent auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

vii.    Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

C.    Internal Controls and Audit

i.    Review and assess the adequacy and effectiveness of the Corporation’s systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii.    Assess the requirement for the appointment of an internal auditor for the Company.

iii.    Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

iv.    Review disclosures made to the Committee by the Company’s CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

D.    General

i.    Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

ii.    Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

iii.    The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

iv.    Review the qualifications of the accounting and financial personnel.

v.    Perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

E.    Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

F.    Committee and Charter Review

The Committee will annually review and evaluate, at least annually, the performance of the Committee and review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.”

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 24, 2006:

Greg Laing	Independent(1)	Financially literate(2)
Mike Muzylowski	Independent(1)	Financially literate(2)
Paul Sweeney—Chair	Independent(1)	Financially literate(2)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Laing, the former Chairman of the Audit Committee, is currently Corporate Counsel for Agnico-Eagle Mines Limited and was previously Vice President, Legal at Goldcorp Inc. During his tenure in the mining industry, he has dealt with a variety of complex financial transactions including acquisitions and divestitures, equity and project financing and involvement of all aspects of a Board of Directors including corporate secretary for all Board and Committee meetings. He is currently a member of the Audit Committee of Andina Minerals Ltd.

Mr. Muzylowski holds a degree in geology and has served on the board of numerous natural resource companies over the past 40 years. Mr. Muzylowski has been the President/CEO and director of several mining companies in the production and development stage.

Mr. Sweeney, the Chairman of the Audit Committee, is a member of the Certified General Accountants Association of British Columbia. Mr. Sweeney has extensive experience in metals marketing, hedging, insurance, and taxation relating to Canadian and foreign mining companies. He has arranged construction financings for mines in Canada, the United States, Australia, Papua New Guinea and Chile.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy. The Committee has delegated to the Chairman the authority to pre-approve all services, not previously approved, up to $10,000 and to report these to the Committee as a whole at the next Committee meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2005	$21,000	$6,000	Nil	Nil
2004	$32,900	Nil	Nil	Nil

(1)	The aggregate audit fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ITEM 10: PROMOTERS

John Kruzick, a former director, Chairman of the Board and President of the Company, took the initiative in founding the Company and therefore has been a promoter of the Company. As Mr. Kruzick is no longer an insider of the Company, the number of shares beneficially owned by him is not within the knowledge of the Company. Since becoming President in 1980 and subsequently as Chairman of the Company, until his resignation in January 2006, Mr. Kruzick, had received as compensation an annual salary together with certain typical Company benefits which has included the use of a motor vehicle. Mr. Kruzick has also received share purchase options of the Company for his services from time to time. Mr. Kruzick’s compensation for his services as President and Chairman have been reported annually in the Company’s information circulars which have been delivered to Company shareholders each year and are available on SEDAR at www.sedar.com.

The Company acquired 50% of the Afton Project from Westridge, a company owned by Mr. Kruzick, in 1999 pursuant to the Afton Option Agreement as described above under the heading “Business of New Gold – Three Year History”. The Optionors under the Afton Option Agreement had previously acquired the Afton Claims directly from the Government of British Columbia by staking them and paying the applicable staking fees. On June 27, 2002, the Company entered into the NPR Option Agreement whereby the Company acquired the option exercisable until December 1, 2010 to acquire the 10% Net Profit Royalty payable by the Company to the Optionors under the Afton Option Agreement for aggregate consideration of $2,000,000 payable in cash or shares of the Company, one half of which would be paid to Mr. Kruzick.

ITEM 11: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Westridge, a company owned by John Kruzick, a former director, Chairman of the Board and President of the Company, has been paid a total of 1,000,000 shares of the Company over the past 6 years, in relation to the Company’s commitment related to the Afton Option Agreement to acquire the Afton Claims as previously described under the heading “Business of New Gold – Three Year History”. The Optionors under the Afton Option Agreement had previously acquired the Afton Claims directly from the Government of British Columbia by staking them and paying the applicable staking fees. On June 27, 2002, the Company entered into the NPR Option Agreement whereby the Company acquired the option exercisable until December 1, 2010 to acquire the 10% Net Profit Royalty payable by the Company to the optionors under the Afton Option Agreement for aggregate consideration of $2,000,000 payable in cash or shares of the Company, one half of which would be paid to Mr. Kruzick.

There have been no other transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence and has materially affected or will materially affect the Company.

ITEM 12: TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, BC V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario M5J 2Y1.

ITEM 13: MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year, or since January 1, 2002, and which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

1. The Warrant Indenture dated as of February 28, 2006 between the Company and Computershare Trust Company of Canada as described under the heading “Description of Share Capital”.

ITEM 14: INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by New Gold during, or relating to, New Gold’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name(1)	Description	Interest in New Gold(2)

DeVisser Gray Chartered Accountants	Provided an auditor’s report dated March 15, 2006 in respect of New Gold’s consolidated balance sheet for the year ended December 31, 2005 and the consolidated statements of income and deficit cash flows for the year ended December 31, 2005. Provided an auditor’s report dated March 2, 2005 in respect of New Gold’s consolidated balance sheet for the year ended December 31, 2004 and the consolidated statements of income and deficit and cash flows for the year ended December 31, 2004.	Nil

C. Stewart Wallis P. Geo. of Roscoe Postle Associates Inc.	An “independent qualified person” for the purpose of National Instrument 43-101, prepared the technical report titled “Technical Report on the New Afton Project, Kamloops, British Columbia” dated January 20, 2006.	Nil

Gary Giroux, P. Eng	An “independent qualified person” for the purpose of National Instrument 43-101, prepared sections of the technical report entitled “Advanced Scoping Study for the Afton Project Kamloops B.C.” and dated February 2004 and the technical report entitled “Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C.” and dated January, 2004 and the technical report entitled “Technical Report on the New Afton Project, Kamloops, British Columbia” dated January 20, 2006.	Nil

Name(1)	Description	Interest in New Gold(2)

Behre Dolbear & Company Ltd.	An “independent qualified person” for the purposes of National Instrument 43-101 prepared the technical report entitled “Advanced Scoping Study for the Afton Project Kamloops B.C.” and dated February 2004 and the technical report entitled “Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C. and dated January. 2004.	Nil

(1)	None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.

(2)	Refers to all registered and beneficial interests, direct or indirect, in any securities or other property held by an expert either (a) while preparing the report/valuation/certified statement, (b) after preparing the report/ valuation/certified statement or to be received by an expert.

ITEM 15: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company’s comparative audited consolidated financial statements together with the auditor’s report thereon for its most recently completed fiscal year.

A copy of this Annual Information Form, the Company’s Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.